UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. )

Filed by:

Registrant
X	Party other than the Registrant

Check the appropriate box:

X	Preliminary Proxy Statement
Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
Definitive Proxy Statement
Definitive Additional Materials
Soliciting Material Pursuant to §240.14a-12

Adair International Oil and Gas, Inc.
(Name of Registrant as Specified In Its Charter)

SCORE Group, Inc.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

X	No fee required
Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

1) Title of each class of securities to which transaction applies: Common Stock

2) Aggregate number of securities to which transaction applied: 150,000,000

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Does Not Apply

4) Proposed maximum aggregate value of transaction: Does Not Apply

5) Total fee paid: No Fee Required

Fee paid previously with preliminary materials.
Fee paid previously with preliminary materials. Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid: Does Not Apply

2) Form, Schedule or Registration Statement No.: Does Not Apply

3) Filing Party: Does Not Apply

4) Date Filed: Does Not Apply

PRELIMINARY

SCORE Group, Inc.

CONTESTED PROXY STATEMENT

THIS PROXY IS SOLICITED ON BEHALF OF THE SCORE GROUP, INC.
IN SUPPORT OF THE SCORE NOMINEES
TO ELECT AN ENTIRELY NEW BOARD OF DIRECTORS

FOR

ADAIR INTERNATIONAL OIL AND GAS, INC.

THIS IS NOT A SOLICITATION ON BEHALF OF OR IN SUPPORT OF
THE COMPANY'S CURRENT BOARD OF DIRECTORS

THIS PROXY STATEMENT CONTAINS INFORMATION FOR CONSIDERATION BY THE ADAIR INTERNATIONAL OIL AND GAS, INC. ("AIGI") SHAREHOLDERS. AS A SECURITY HOLDER, PLEASE READ THE PROXY STATEMENT BEFORE TAKING ANY ACTION WITH RESPECT TO THE PROPOSALS PRESENTED HEREIN.

May 1, 2002

Shareholders Committed TO Restoring Equity Group, Inc. ("SCORE Group") is a Texas non-profit corporation seeking the accompanying Proxy to elect an entirely new Board of Directors for Adair International Oil and Gas, Inc. (hereinafter referred to as "AIGI" or the "Corporation") . This Proxy will be used at the AIGI shareholders Annual General Meeting ("AGM"); the date, time and place of which will be announced once officially set by the AIGI management pursuant to Article 2.04 (1), (2) of the Corporation's Bylaws. AIGI is a Texas corporation and as such, the Corporation's Bylaws require that the Corporation's 2001 AGM must be held prior to June 30, 2002.

May 1, 2002 represents the approximate date on which this Proxy Statement and ballot will be sent to all AIGI shareholders. The Corporation has not yet set a date for the annual meeting nor has it declared a record date to determine the shareholders of record that will be entitled to vote at the AIGI annual shareholders meeting. These Proxy materials have been sent to all shareholders in anticipation that these dates will be determined in the near future. In order for your votes to count, you must hold shares of AIGI stock as of the yet to be determined record date. If a broker, bank, or other nominee holds your common stock, you will receive instructions from them that you must follow in order to have your shares voted.

If you hold your shares in your own name as a holder of record, you may instruct us how to vote your common stock by signing, dating and mailing the attached Proxy ballot card.

The SCORE Group is a privately held Texas non-profit corporation that is concerned about the future financial viability of the Corporation. The founding and sustaining financial member of the group is Mr. Richard G. Boyce. Mr. Boyce was previously associated with AIGI as President of Adair Exploration, Inc. and Adair Yemen Exploration Ltd. At the annual general meeting in June 15, 2001, Mr. Boyce was elected to the AIGI Board of Directors and immediately resigned citing his personal belief that the Corporation had suffered from the gross mismanagement by Chairman and CEO, John W. Adair, and Vice Chairman, CFO and Corporate Secretary, Jalal Alghani". Mr. Boyce currently has no affiliation with the Corporation other than ownership of 2,905,125 AIGI shares, which represent approximately 2.2% of the Corporation's total outstanding shares.

VOTING SECURITIES

Record Date/Closing of Transfer Books

The current AIGI management pursuant to Section 2.06 (1) and (2) of the Corporation's Bylaws will fix the Record Date for this Proxy. Under these Bylaws, the Board of Directors must either set a record date or close the transfer books of the Corporation for the purpose of determining those shareholders entitled to vote within a period not less than 10 days and not to exceed 50 days prior to the date on which such votes will be counted. As disclosed by the Corporation in the most recent Form 10K filed with the SEC, the total number of shares outstanding on March 25, 2002 was 133,765,399. The total authorization of the Corporation is 150,000,000 shares.

In the event that the Corporation does not set a record date and does not schedule an Annual Shareholders Meeting, the Proxies voted in favor of the SCORE Nominees for the Board of Directors will be voted by the SCORE Group at a Special Shareholders Meeting called for the specific purpose of voting those Proxies. The Special Shareholders Meeting is allowed under Article 2.04 of the Corporation's Bylaws, but can only be called in the event that the SCORE Group controls either directly or by Proxy at least 10% of the total shares outstanding. The Corporation's Bylaws have been filed with the SEC and are available for review on the SCORE website http://www.TruthAboutAIGI.com.

Shareholders Entitled to Vote

The presence in person or by Proxy of the holders of a majority of the outstanding shares of common stock is necessary to constitute a quorum at the meeting, but if a quorum should not be present, the meeting may be adjourned from time to time until a quorum is obtained. Abstentions and/or Broker non-votes will be included in the votes necessary to determine a quorum, however abstentions and/or Broker non-votes are not allowed with respect to the election of directors (for directors, the choice is limited to "For" or "Withhold").

A majority of votes "present and entitled to vote" will determine the outcome of the election for Board of Directors. Due to the contested nature of this Proxy Statement, the election for the Board of Directors of Adair International Oil & Gas, Inc. at the regularly scheduled Annual Shareholders Meeting will be considered a non-routine proposal. As such, abstentions and/or Broker non-votes will NOT be considered as "votes cast" and therefore will have no impact on the votes counted to determine a majority of the voting shares.

Irrevocable Proxy

The Corporation's Bylaws in Article 2.11 allow for an irrevocable Proxy to be granted by a shareholder for a period of eleven (11) months from the date of its execution. Due to the contested nature of this Proxy Statement, the SCORE Group is soliciting an irrevocable Proxy for this duration of time. All shares represented by this Proxy will be voted in accordance with the choice made by the shareholder. In the event that the Corporation or other AIGI shareholders properly present other proposals for consideration by the Corporation's shareholders, this Proxy shall grant discretionary authority to the SCORE Group to vote on those additional proposals without restriction. By signing and returning this Proxy ballot card, you as a shareholder will be authorizing the SCORE Group to vote on your behalf with respect to any and all matters properly brought before the shareholders for consideration and approval.

Proxy Solicitation

Proxies will be solicited by the SCORE Group, utilizing traditional methods of mailing Proxy materials to all shareholders of record as of the record date. In addition, Proxy materials are available for download from the SCORE website http://www.TruthAboutAIGI.com. SCORE Group members and other volunteers may solicit Proxies by telephone and personal contact prior to the AGM. The SCORE Group has engaged the services of_____________ as a Proxy solicitor. All expenses in connection with the solicitation of Proxies will be borne directly by the SCORE Group. Currently, the SCORE Group has expended approximately $5,000 of an estimated $25,000 budget. If successful, the SCORE Group will seek reimbursement from the Corporation for the costs of this Proxy solicitation. The question of this reimbursement will not be submitted to the shareholders for a vote.

____________________ is located in _______________ and has been engaged by the SCORE Group as a Proxy solicitor for the meeting for an approximate fee of _________________.

Voting Your Proxy

If a broker, bank, or other nominee holds your common stock in street name, you will receive instruction from them that you must follow in order to have your shares voted.

If you hold your shares in your own name as a holder of record, you may vote your common stock by signing, dating and mailing the attached Proxy ballot card. Of course, you can always come to the meeting and vote your shares in person. Specific instructions for voting your Proxy are on the Proxy ballot card.

Matters To Be Presented

This Proxy is solicited on behalf of the SCORE Group in support of the SCORE Nominees to elect an entirely new Board of Directors for Adair International Oil and Gas, Inc. THIS IS NOT A SOLICITATION ON BEHALF OF OR IN SUPPORT OF THE CORPORATION'S CURRENT BOARD OF DIRECTORS.

As of the date of this Proxy Statement, the SCORE Group is not aware of any other proposals to be brought before the shareholders for consideration. If any matters not described in this Proxy Statement are properly presented at the AGM, the SCORE Group as the holder of your Proxy will vote on your behalf with respect to any and all matters properly brought before the shareholders for consideration and approval. If the AGM is adjourned without a vote, the SCORE Group as the holder of your Proxy will vote on your behalf at the new AGM date.

Shareholder Proposals

In the event that a shareholder desires to have a proposal formally considered at the Corporation's 2002 AGM and included in the Proxy Statement for that meeting, the proposal must be received in writing by the Corporation at its executive offices on or before August 23, 2002.

REASONS FOR THE CALL TO REPLACE CURRENT MANAGEMENT

The SCORE Group began an extensive investigation in August 2001 to better understand the activities of the current AIGI management and to determine the reasons why the Corporation's stock price had dropped from $3.72 per share in January 2000 to less than $0.03 per share as of the writing of this Proxy Statement. The SCORE Group has analyzed a large volume of written evidence provided by former AIGI employees who have confirmed by sworn affidavits that the evidence is original and factual. This evidence includes the Corporation's internal share issuance register, Board of Directors minutes and resolutions, as well as numerous contracts and written communications regarding the daily business activities conducted by the current AIGI management.

The SCORE Group believes this evidence documents business activities the current AIGI management, John W. Adair, Chairman and CEO, and Jalal Alghani, Vice Chairman, CFO and Corporate Secretary, are involved in for their personal gain that have significantly diminished the value of the Corporation. At the request of Federal and State authorities, this entire body of evidence was released to them for their investigations of criminal wrongdoing and subsequent prosecution. For additional information refer to the SCORE website http://www.TruthAboutAIGI.com

Among the long list of activities that have occurred at the personal direction of Mr. Adair and Mr. Alghani, the issues presented below represent those activities that the SCORE Group believes have most profoundly affected shareholder's interests:

  Issuing over 50,000,000 shares of AIGI stock to themselves and entities they control without paying for those shares.

  The Corporation's internal share issuance register (Share Register), which can be found on the SCORE website http://www.TruthAboutAIGI.com represents the single most revealing document uncovered by the SCORE Group. The SCORE Group discovered this Share Register among the evidence derived from the computer hard drive of Mrs. Vivian Llerena Quintero' personal computer. Mrs. Quintero is the personal executive secretary of Mr. Adair and Mr. Alghani and her name appears in the digital signature for this document. A former AIGI internal accountant, Mr. Larry Swift, has filed sworn affidavits with the SCORE Group and the SEC indicating that the evidence is original and factual. Mrs. Quintero under the personal direction of Mr. Adair and Mr. Alghani was responsible for handling all stock transactions on behalf of the Corporation. This included the issuance of new shares of stock and the recording of those transactions with the Corporation's stock transfer agent, Mellon Investor Services. Mrs. Quintero also maintained the Share Register, which includes her personal comments identifying and explaining each transaction. Consequently, the SCORE Group believes Mrs. Quintero unwittingly assisted the SCORE Group auditors by virtue of her extensive written comments regarding the distribution of each share issued by the current AIGI management. Mrs. Quintero's comments reveal that shares of AIGI stock were systematically issued to individuals and/or offshore corporations under the exclusive personal control of Mr. Adair and Mr. Alghani without any payment for those shares being made to the Corporation. The Share Register indicates that these transactions were repeated on a regular basis from January 1998 to December 2001.

  Mr. Larry Swift in the aforementioned sworn affidavits filed with the SCORE Group and the SEC, explains how he personally witnessed that these shares were subsequently transferred primarily to two Canadian stock brokers by Mrs. Quintero for sale in the public market. In addition, Mr. Swift's affidavit explains which personal bank accounts in Houston received the funds derived from the sale of these securities. The affidavits on file with the SEC are available on the SCORE website http://www.TruthAboutAIGI.com.

  Issuing shares of AIGI stock for non-existent consulting service debts.

  The Corporation's Share Register documents that over 43,000,000 shares of AIGI stock have been issued for payment of certain "consulting services" during the time frame analyzed by the SCORE Group between January 1998 and December 2001. Examples of these transactions include the AIGI shares noted by Mrs. Quintero on the Share Register that were issued to Adel Alzamir and the Alghani Investment Group, Inc. (AIG, Inc.) during this time period. Mr. Alzamir who is routinely introduced by Mr. Alghani as his "cousin", has been employed by AIGI since 1999 and serves in the capacity as a driver for the Corporation's Houston office. Mr. Larry Swift in the aforementioned sworn affidavits attests to Mr. Alzamir's job assignment.

  In a letter dated October 13, 1999, from Ms. Miriam J. Curling (an attorney and agent of record for AIG, Inc. in the Bahamas) to Union Securities Ltd, a Canadian stock broker, Mr. Alzamir is also represented as the President of AIG, Inc. AIG, Inc. was incorporated in the Bahamas in February 1998 by Jalal Alghani and is a holding company for his personal wealth. A total of 9,275,781 shares of AIGI stock with an estimated market value of $4,280,950 were issued to Mr. Alzamir and a total of 34,393,363 shares of AIGI stock with an estimated market value of $5,812,703 were issued to AIG, Inc. during the time period from January 1998 through December of 2001 for "consulting services". The SCORE Group has placed this information on file with the SEC.

  The SCORE Group has been unable to document any contract between the Corporation and Mr. Alzamir and/or AIG, Inc. to provide consulting services for the Corporation. While no scope of work can be documented regarding these alleged "consulting services" paid for by the issuance of stock, the SCORE Group also asks AIGI shareholders to consider the larger issue as to what value the Corporation could have possibly received that warranted the payment of approximately 33% of the Corporation's total outstanding shares!

The SCORE Group auditors calculated the estimated market value of the shares issued to Adel Alzamir and the Alghani Investment Group, Inc. by utilizing the market closing price of the stock on the day of issuance multiplied by the number of shares issued that day.

  Issuing shares of AIGI stock for cash, but keeping a substantial portion of the cash for their personal use.

  The Corporation's Share Register also documents that over 8,000,000 shares of AIGI stock were issued to Mr. Adair and Mr. Alghani in payment for specific transactions where they traded their "Free Trading Stock" to the Corporation for shares of "Restricted Stock" from January 1998 to December 2001. This scheme primarily involved Mr. Adair and Mr. Alghani and was the main mechanism for the Corporation to "raise working capital" by then selling the "Free Trading Stock" to pay for the Corporation's daily operating expenses. Not only did Mr. Adair and Mr. Alghani benefit by receiving the aforementioned over 8,000,000 shares which were not paid for, but they also received a substantial portion of the cash raised by these stock sales. The SCORE Group audit of these transactions revealed that the income generated from the stock sales did not equal the income the current AIGI management reported to the SEC on the Corporation's 10K and 10Q financial statements. The difference not reported to the SEC was deposited in Texas banks which the SCORE Group believes was for the personal benefit of Mr. Adair and Mr. Alghani. Mr. Larry Swift in the aforementioned sworn affidavits filed with the SCORE Group and the SEC, explains which personal bank accounts in Houston received the funds derived from the sale of these securities.This scheme is fully diagrammed and explained on the SCORE website http://www.TruthAboutAIGI.com in the section titled Report Card-The 125% Stock Trade-In Scam.

  The SCORE Group has consulted with several legal advisors regarding the legality of trading "Free Trading Stock" held in the name of the Directors and Officers of the Corporation back to the corporate treasury and receiving "Restricted Stock" plus an additional 25% bonus of shares from the Corporation as is described above. In each instance, the SCORE Group has been advised that these transactions are illegal! Furthermore, Mr. Adair and Mr. Alghani have never filed any documents with the SEC regarding their personal insider stock sales and/or transactions.

  Forfeiting over $1,000,000 in annual revenue by losing the Operatorship of the Yemen Block 20 project and possibly forfeiting the Corporation's entire Yemen Block 20 interest.

  As Operator of the Yemen Block 20 project, the Corporation was to be paid by the other Yemen Block 20 partners to manage project operations. In April 2001, the Corporation was declared in financial default by the project's other financial partners and was removed as the Operator. This loss of Operatorship represented a loss of $1,000,000 of annual revenue (the only major revenue the Corporation has ever enjoyed since the arrival of current AIGI management in 1997). More information regarding this issue can be found in Mr. Boyce's biographical information on subsequent pages of this Proxy Statement.

  The SCORE Group believes that the loss of Operatorship is a direct result of the gross mismanagement of the Corporation's business by Mr. Adair and Mr. Alghani who, while acting in their capacity as the Corporation's entire Board of Directors and current AIGI management, failed to cause the Corporation to post a $1,290,000 letter of credit within the time period as required by the Yemen Block 20 partnership agreements. Mr. Adair and Mr. Alghani knew the deadlines for this commitment for a full year prior to the date of default. The Corporation's 30% participation in this important project is now the subject of litigation, as a direct result of the continued financial default by the current AIGI management. The consequences of losing this litigation involving the Corporation's Yemen Block 20 partners will result in the forfeiture of the Corporation's entire Yemen Block 20 interest.

  Forcing the Corporation's financial condition to near bankruptcy.

  The Corporation has received no significant income since the current AIGI management lost the $1,000,000 of annual revenue from Yemen Block 20 operations. The SCORE Group believes that most responsible individuals would react to this loss of income with a strategy of belt tightening, but the current AIGI management has continued to lavish money on themselves with company provided Mercedes Benz and BMW automobiles, unlimited expense accounts ranging to $10,000 per employee per month, company provided travel, apartments and furniture and luxury gifts for friends. Mr. Larry Swift in the aforementioned sworn affidavits filed with the SCORE Group and the SEC, discusses these expenses and corporate benefits. The affidavits on file with the SEC are available on the SCORE website http://www.TruthAboutAIGI.com.

  The financial statements recently filed April 16, 2002 by current AIGI management on Form 10K with the SEC indicate that as of the close of business December 31, 2001, the Corporation maintained only $5,000 in cash assets while listing over $522,256 in accounts payable with total liabilities exceeding $2,800,000. In this same filing, the Corporation has posted a $2,000,000 accounts receivable which is attributed to a contract allegedly held for a project in the Congo, yet no formal announcement of this project, its closing date or its potential financial impact on the AIGI shareholders has been announced by the Corporation. The SCORE Group believes that to "book" this amount as a valid "receivable" at this time, is an attempt by the current AIGI management to again deceive the AIGI shareholders as to the Corporation's actual financial health.

  Mr. Richard G. Boyce, while associated with Adair Exploration, Inc., witnessed the habitually delinquent payment of regular operating expenses such as rent, utilities, salaries and employee withholding taxes at the direction of the current AIGI management. The recently filed 10K financial statements reveal an unpaid tax liability of over $80,000 as of December 31, 2001. Consequently, it is the opinion of the SCORE Group that this situation cannot be maintained indefinitely. The SCORE Group is concerned that the current AIGI management may choose corporate bankruptcy to remove their self-inflicted debt load from the Corporation. The SCORE Group believes that all AIGI shareholder equity will be sacrificed if current AIGI management chooses this option!

  Losing over $187,000,000 in AIGI shareholder equity!

  The Corporation's stock price closed at $2.78 per share on February 25, 2000 and the current AIGI management reported 64,381,625 outstanding shares in the May 31, 2000 10K filing for an estimated market value of $189,281,977. The Corporation's stock price closed at $0.02 on March 28, 2002 and the current AIGI management reported 88,593,762 outstanding shares as of November 2001, in the September 30, 2001 10Q filing for an estimated market value of $1,771,875. Consequently, the current AIGI management has lost approximately $187,510,102 in shareholder equity during this period.

  The SCORE Group began an extensive investigation to better understand the activities of the current AIGI management and to determine the reasons why the Corporation's stock price has dropped so precipitously. Details of the SCORE Group's investigation can be reviewed on the SCORE website http://www.TruthAboutAIGI.com in the section titled Report Card. In addition to activities that the SCORE Group believes have directly affected the price of AIGI stock and shareholder equity through continued dilution, the SCORE Group's investigations have revealed that current AIGI management consistently misrepresents their actions to the AIGI shareholders.

  Reporting incorrectly the number of shares issued on the Corporation's SEC filings.

  The current AIGI management did not report the total amount of shares being issued to them during each fiscal quarter for the period January 01 - September 30, 2001. During this timeframe and beginning with the 68,391,480 shares reported outstanding as of December 31, 2000, the number of shares reported issued during each fiscal period when added to the number of shares reported outstanding as of the previous fiscal period does not equal the number of shares outstanding reported by the current AIGI management! As of September 30, 2001, the cumulative total of unreported AIGI stock issued to Mr. Adair and Mr. Alghani is 6,875,089 shares.

  The SCORE Group believes that this substantial misrepresentation to the investing public of approximately 10% of the Corporation's total outstanding shares during this period, not only represented further dilution for existing AIGI shareholders, but also affected those shareholders investing in the Corporation who really only received 90% of what they thought they were buying on the day they paid for their shares.

  Details of the SCORE Group analysis of the relevant Form 10K and 10Q reports filed with the SEC can be reviewed on the SCORE website http://www.TruthAboutAIGI.com in the section titled Report Card - SEC Reporting Violations.

  Arbitrarily doubling their salaries to over $240,000 per annum without notifying the shareholders on a timely basis.

  Effective January 1, 2001 Mr. Adair and Mr. Alghani arbitrarily doubled their salaries from $120,000 to $240,000 per year. The Corporation's Share Register documents the issuance of AIGI shares equal to those amounts. During the first and second quarters of 2001, the AIGI accounting staff prepared compensation schedules for the 10Q SEC filings reporting this increase. Mr. Larry Swift in the aforementioned sworn affidavits filed with the SCORE Group and the SEC, explains that those schedules, which were intended to inform the AIGI shareholders of these actions, were removed by Mr. Adair and Mr. Alghani from the first and second quarter 10Q filing documents for 2001 before the documents were submitted to the SEC.

  On April 16, 2002, the Corporation filed Form 10K for 2001 with the SEC. In this filing, current AIGI management finally disclosed on page 24 that Mr. Adair and Mr. Alghani had doubled their salaries on January 1, 2001. They waited over 16 months to disclose this information to the AIGI shareholders. The current AIGI management had an obligation to all AIGI shareholders and the investing public to disclose this information on the three 10Q reports they filed with the SEC during 2001. The affidavits on file with the SEC are available on the SCORE website http://www.TruthAboutAIGI.com.

  Misrepresentation of Jalal Alghani's credentials to the AIGI shareholders.

  The SCORE Group auditors have completed an extensive investigation of Mr. Alghani's biographical information that was presented by the current AIGI management on the Corporation's website http://www.aigionline.com and in prior Annual Reports and Proxy Statements. This investigation supports the SCORE Group's analysis that Mr. Alghani grossly misrepresented his credentials to the AIGI shareholders. The SCORE Group auditors uncovered the following facts regarding Mr. Alghani's biographical information by contacting directly each school, institution and employer mentioned on his resume.
  Mr. Alghani misrepresented to the AIGI shareholders that he received four "A level" degrees from the Oxford Politic School of Technology in England.

  The "Oxford Politic School of Technology" does not exist. At one time there was a school named "Oxford Polytechnic School of Technology". Assuming that Mr. Alghani meant Polytechnic, the SCORE Group found that this school existed, however the school had changed its name to Oxford Brooks University (OBU) in 1992.

  The SCORE Group contacted Mr. Frank Ultsch, the OBU Head of Examinations to assist its research efforts. When Mr. Ultsch was asked to confirm the award of an "A Level" degree to Mr. Alghani in Applied Mathematics, Physics, Architecture and English, his immediate response was, "This is a fraudulent claim because the "A Level" degrees are awarded in only two subjects, not the four subjects as this individual has claimed."

  Mr. Ultsch then examined his database searching for any evidence of a student with the last name of Abdulghani, Al-Ghani or Alghani and concluded, "no such person had attended the University at any time since 1980." The SCORE Group then requested a check back into the 1970's. Prior to 1980, the only records kept by the school were for the degrees awarded to its students. Mr. Ultsch concluded there was no record of any degree being awarded to any student with the last name of Abdulghani, Al-Ghani or Alghani in the entire history of the school!

  Mr. Alghani misrepresented to the AIGI shareholders that he received a Bachelor of Science degree from the University of Southern California ("USC") in Los Angeles.
  The SCORE Group contacted the USC Admissions and Records Office to verify if Mr. Alghani had graduated from the university with the degrees he claimed. The USC Admissions and Records Office responded: "no record of any student named Jalal Abdulghani, Jalal Al-Ghani or Jalal Alghani ever received a degree from USC". When queried as to how far back the records go, the SCORE Group was informed that the school only maintains records back to 1980. However, the USC Registrar referred the SCORE Group to the website: http://www.degreecheck.com as the best source for verifying university degrees prior to 1980. The SCORE Group found no award of any degree to Jalal Abdulghani, Jalal Al-Ghani or Jalal Alghani in the United States.
  Mr. Alghani misrepresented to the AIGI shareholders that he received a MBA equivalent degree from the Bank of America University in San Francisco.
  The SCORE Group contacted a representative at the Bank of America ("BOA") and was told the bank does not have an affiliated university and none of its many training programs rise to the level of a MBA degree from an accredited university. According to the BOA representative, "such a claim is fraudulent and disgraceful".
  Mr. Alghani misrepresented information to the AIGI shareholders regarding his previous employment with the Kuwait Investment Office in London.
  The SCORE Group contacted the Kuwait Investment Office ("KIO") in London to confirm the employment of Mr. Alghani as Jalal Abdulghani, Jalal Al-Ghani or Jalal Alghani and was told to email a request for information to Mr. Mark Gray at the KIO. In reply to this email, Mr. Gray responded, "In regard to your recent email, please be advised that we have no knowledge whatsoever of the person/persons named therein."
  Mr. Alghani misrepresented information to the AIGI shareholders regarding his membership in the American Bankers Association ("ABA"), the Professional Environmental Marketing Association ("PEMA"), the National Petroleum Refiners Association ("NPRA") and the Society of Petroleum Engineers ("SPE").
  The SCORE Group contacted the above organizations and learned that Mr. Alghani has never been a member of the ABA, NPRA or the SPE. SCORE Group is awaiting information from PEMA.

Additional details regarding Mr. Alghani's misrepresentations can be reviewed on the SCORE website http://www.TruthAboutAIGI.com in the section titled Jalal Alghani. The SCORE Group believes that the gross misrepresentation of Mr. Alghani's credentials to the AIGI shareholders is sufficient grounds for Mr. Alghani's immediate removal from the Corporation and indicative of the deceitful business practices of the current AIGI management.

CORPORATE GOVERNANCE

How did these things happen? The SCORE Group believes the Corporation's shareholders have become the victims of two individuals who have systematically usurped all of the Corporation's Board of Director and Officer positions in their attempt to subvert the necessary "checks and balances" inherent in a public corporation. Consequently, the current AIGI management has been free to carry out business for their own personal gain that has not been in the best interest of all the AIGI shareholders because the Corporation's Board of Directors has not been comprised of a majority of independent non-executive members.

The individuals nominated by the SCORE Group to serve on the Board of Directors for the Corporation, ("SCORE Nominees") are committed to responsible "Corporate Governance" which begins with shareholders installing a majority of independent non-executive directors to provide management oversight and set the course for the company. A properly constituted Board of Directors complimented by a strong and diverse management team will provide the Corporation's shareholders with the best assurance that their company is run in a forthright and honest manner. The SCORE Nominees consist of three individuals representing a diversity of expertise in the energy business.

The SCORE Group believes that by electing the SCORE Nominees to the Corporation's Board of Directors, responsible Corporate Governance can be restored to the Corporation and certain business results can be achieved, thereby providing an opportunity to enhance shareholder value. However, no assurance can be given that the election of the SCORE Nominees to the Corporation's Board of Directors will achieve enhanced shareholder value or any other desired result.

CHANGE OF MANAGEMENT

All Officers of the Corporation serve at the pleasure of the Board of Directors. The current AIGI Officers also comprise the current AIGI Board of Directors. The SCORE Group is advocating the total replacement of the current Board of Directors. The SCORE Nominees have unanimously agreed that upon their election at the Corporation's 2001 AGM to be held in June 2002, they will appoint new Officers to manage the Corporation.

ELECTION OF DIRECTORS

The current AIGI Board of Directors was elected at the Corporation's 2000 AGM meeting held on June 15, 2001. The SCORE Nominees for these directorships are listed with brief statements setting forth their present principal occupations, other biographical information and the number of shares of common stock of the Corporation beneficially owned by each as of April 15, 2002. The SCORE Group will vote your Proxy at the Corporation's 2001 AGM for the SCORE Nominees. The following individuals are the SCORE Nominees for the AIGI Board of Directors:

Name	Age	Position
Richard G. Boyce	47	Geological Consultant, dB LLC, Dallas, TX
John A. Brush	47	Sr. Contracts Administrator, Computer Sciences Corp, Houston, TX
Charles R. Close	43	Certified Public Accountant, Close & Associates, Houston, TX

Directors of the Corporation are elected annually. Officers of the Corporation are selected by the Board of Directors and serve at the pleasure of the Board. None of the SCORE Nominees for Director serves on the Board of Directors of any other company that is a reporting company under the Securities Exchange Act of 1934. No person nominated by the SCORE Group to serve as a Director is related to any other Director of the Corporation.

Beneficial Ownership of SCORE Nominees

Title of Class	Name and Address	Amount and Nature	Percent of Class
	of Beneficial Owner	of Beneficial Ownership
Common Stock	Richard G. Boyce 7520 W. Northwest Hwy. Unit #9 Dallas, TX 75225	2,905,125	2.2%
Common Stock	John A. Brush 301 Wilcrest, Unit #6204 Houston, TX 77042	None	0.0%
Common Stock	Charles R. Close 5922 Elmwood Hill Lane Humble, TX 77345	None	0.0%

Mr. Boyce was reported to have beneficial ownership of 4,241,845 shares in the Form 10K filed with the SEC by the Corporation in April 2001. Additionally, Mr. Boyce is entitled to receive additional shares from the Corporation in lieu of payment for delinquent salary and expenses that the current AIGI management has refused to pay him since his June 2001 departure from the Corporation. Since June 2001, Mr. Boyce has sold 1,336,720 shares of stock.

Beneficial Ownership of AIGI Management

The following table sets forth certain information filed on Form 10K with the SEC as of March 25, 2002 by current AIGI management with respect to the beneficial ownership of shares of common stock at that time by (i) each person who was known to the Corporation to beneficially own more than 5% of the outstanding shares of common stock, (ii) each director of the Corporation, (iii) each executive officer of the Corporation and (iv) all executive officers and directors of the Corporation as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown.
This information is presented as reported by the Corporation's late filing of Form 10K with the SEC for the fiscal year ended December 31, 2001.

Title of Class	Name and Address	Amount and Nature	Percent of Class
	of Beneficial Owner	of Beneficial Ownership
Common Stock	John W. Adair 3000 Richmond, Suite 100 Houston, TX 77098	10,400,101	7.8%
Common Stock	Jalal Alghani 3000 Richmond, Suite 100 Houston, TX 77098	10,384,000 *	7.8%

The Corporation's directors and executive management as of March 25, 2002 represented they legally own 20,784,101 shares of common stock or 15.6% of the total outstanding shares of the Corporation.

* Includes 8,724,005 shares owned directly and 1,659,995 shares owned indirectly through a trust for the benefit of Mr. Alghani's daughter

BOARD OF DIRECTOR NOMINEES

Richard G. Boyce / Director

Mr. Richard G. Boyce has been nominated by the SCORE Group to serve as a Director for the Corporation. Mr. Boyce has agreed to be named in this Proxy statement and has agreed to serve in the capacity as Director if elected by the AIGI shareholders. While many AIGI shareholders are familiar with Mr. Boyce through his prior involvement with the Corporation, Mr. Boyce does not currently have any affiliation with the Corporation other than his substantial shareholdings. Mr. Boyce is the principal member of the SCORE Group.

In 1998, under the auspices of his privately held company, Partners In Exploration, LLC ("PIE"), Mr. Boyce negotiated a Memorandum of Understanding ("MOU") relating to an exploration and production agreement with the Ministry of Oil and Mineral Resources in the Republic of Yemen on the highly competitive Blocks 20 and 42 located adjacent to major oil production. While looking for partners to join his efforts in Yemen, Mr. Boyce, responded to an AIGI press release in July 1999 that implied AIGI had secured financing for exploration projects in Yemen. That contact resulted in PIE and AIGI signing a 50/50 joint venture agreement in July 1999, to pursue Yemen Block 20, which called for PIE to provide the project (including Mr. Boyce's pre-negotiated position with the Yemen government), and perform the necessary technical work while AIGI would supply the necessary financing to meet the financial aspects of the work commitment. This joint venture arrangement resulted in both companies signing a MOU with the Yemen Ministry of Oil in October 1999. This MOU gave the companies an exclusive right to negotiate a Production Sharing Agreement ("PSA") for Yemen Block 20.

Once the MOU was signed, Mr. Boyce learned that AIGI had not secured Yemen exploration financing as claimed and immediately began the process of locating a financial partner to participate with PIE/AIGI in the exploration of Yemen Block 20. He was successful in bringing Occidental Oil and Gas Corporation ("Occidental") and Saba Oil and Gas Company Ltd. ("Saba") into the joint venture. As a result of this business deal, AIGI received a $750,000 cash bonus from Occidental, was carried through a major 3D seismic program by Occidental and was named the project Operator by the project partners due to the extensive Yemen exploration experience of Mr. Boyce. On April 02, 2000, AIGI, Occidental, Saba and the Yemen Company for Investment in Oil and Minerals ("YICOM"), signed the PSA for Yemen Block 20. Project operations began in September 2000 resulting in AIGI receiving approximately $1,000,000 in annual revenue from Operator fees paid by the other partners. These fees represented the first major source of revenue for AIGI since its inception in 1997.

Concurrent with his Yemen activities, on February 01, 2000, Mr. Boyce completed a stock for stock agreement merging the assets of PIE (including the PIE 50% interest in Yemen Block 20) with AIGI, receiving 4,200,000 shares of AIGI in return. PIE was renamed Adair Exploration, Inc. ("Adair Exploration"), and became a wholly owned subsidiary of AIGI. Mr. Boyce served as President of Adair Exploration and Adair Yemen Exploration Ltd. ("Adair Yemen") and was responsible for the technical aspects of all AIGI oil and gas projects until his resignation on June 18, 2001. Even though Mr. Boyce was President of Adair Exploration and Adair Yemen, all financial authority for the Corporation including it's subsidiary companies, rested solely with Chairman and CEO, John W. Adair and Vice Chairman, CFO and Corporate Secretary, Jalal Alghani.

In April 2001, while Mr. Boyce was still President of Adair Yemen and following his repeated notices to the AIGI Board of Directors during a seven month timeframe, imploring them to provide the necessary financial support for the project and informing them of the consequences of financial default, Adair Yemen failed to post a $1.29 million Letter of Credit as was previously agreed by the project partners. As a result of that default and according to the joint venture agreements governing the project, the project partners removed Adair Yemen from the position of Yemen Block 20 Operator and that action resulted in the Corporation's loss of the aforementioned Operator fee revenues. During the timeframe between signing the PSA in April 2000 and the Corporation's financial default in April 2001, Mr. Boyce diligently searched the oil and gas industry for additional partners to assist in carrying the Corporation's financial commitments. Mr. Boyce was able to secure additional industry partners to provide the requisite financing, but the AIGI Board of Directors comprised entirely by Mr. Adair and Mr. Alghani rejected them all. Mr. Adair and Mr. Alghani were determined that the Corporation would provide such financing through either an equity or debt financing. However, Mr. Adair and Mr. Alghani were never able to convince any individual or financial institution to trust them with an investment and therefore such financing was never forthcoming.

Under the terms of the joint venture agreements between the Yemen Block 20 project partners, and as a result of AIGI's inability to cure their financial default in a timely fashion; the other partners subsequently informed AIGI on June 04, 2001 that in addition to the loss of Operatorship, AIGI had forfeited all of its rights in Yemen Block 20. The loss of operatorship and the loss of all rights in Yemen Block 20 is currently the subject of a lawsuit initiated by Occidental and Saba against Adair Yemen, which will be decided by arbitration with the International Chamber of Commerce in Paris, France. A final decision regarding this lawsuit is anticipated in January 2003.

Mr. Boyce was previously elected to the AIGI Board of Directors at the AIGI 2000 AGM held on June 15, 2001, but immediately resigned his position citing "his personal belief the Corporation had suffered gross mismanagement by Chairman and CEO, John W. Adair, and Vice Chairman, CFO and Corporate Secretary, Jalal Alghani". Mr. Boyce told the shareholders at the AGM that absolute power had corrupted these individuals and that until Mr. Adair and Mr. Alghani are removed as the Corporation's only Directors and Officers, AIGI will never have the checks and balances of responsible Corporate Governance in place to protect the rights of all shareholders. Following his resignation from the AIGI Board of Directors, and his resignation as President of Adair Exploration and Adair Yemen, Mr. Boyce resumed his geological consulting business in Dallas, Texas. Mr. Boyce currently has no affiliation with the Corporation other than his ownership of 2,905,125 shares of AIGI stock.

Prior to his involvement with AIGI, Mr. Boyce graduated from the Colorado School of Mines in l978 and began his career as a geophysicist for The Superior Oil Company ("Superior") with early training at the Geoscience Laboratory in Houston, Texas. In l980, Mr. Boyce transferred with Superior to Midland, Texas bringing an opportunity to explore every play type in West Texas. Mr. Boyce subsequently left Superior and during his ten-year stay in Midland worked with Conquest Exploration Inc. and Hunt Oil Company.

In 1991, Mr. Boyce served as the Chief Geophysicist for Hunt Oil Company ("Hunt Oil") based in Dallas, Texas. Mr. Boyce in 1992 was appointed the Exploration Manager for the Yemen Hunt Oil Company ("Yemen Hunt"), the Operator of the Marib Production Sharing Area in Yemen which daily produces 140,000 barrels of oil. He also served as the Exploration Vice President of the Hunt Oil subsidiaries, Ethiopia Hunt Oil and Jannah Hunt Oil. In addition to managing the daily exploration drilling operations and prospect generation activities, his responsibilities included the negotiation of international contracts, partner relationships, and representation of industry operating groups with foreign governments. Under Mr. Boyce's leadership of the Yemen-Jannah exploration program, several new fields were discovered, resulting in booked reserves of over 200 million barrels of oil. At Yemen Hunt, Mr. Boyce was responsible for the introduction of the first 3-D seismic program in the Marib Area, resulting in production increases of 50,000 barrels of oil per day.

In l996, Mr. Boyce left Hunt Oil and started Partners In Exploration, LLC, an exploration consulting partnership that provided seismic and geological interpretation services for clients on a worldwide basis. International and domestic project areas included South Australia, China, South America, West Africa, West Texas, Southeast New Mexico, Texas and Louisiana Gulf Coast, Mississippi and East Texas Basins and several of the Rocky Mountain basins.

Pursuant to the disclosure requirements under Item 401 of Regulation S-K of the Securities Act of 1933, the Securities Exchange Act of 1934 and Energy Policy and Conservation Act of 1975, during the previous five years, Mr. Boyce has not made a personal or corporate petition for protection under either Federal or State bankruptcy laws. Mr. Boyce has not been involved in any criminal proceedings either past or pending. Mr. Boyce has never been the subject of any order, judgment or decree relating to his engaging in any business, including but not limited to any activities regarding the sale or purchase of any security or commodity regulated by either Federal or State authorities.

Pursuant to the disclosure requirements under Item 103 of Regulation S-K of the Securities Act of 1933, the Securities Exchange Act of 1934 and Energy Policy and Conversion Act of 1975, as a result of the disclosures contained in this Proxy statement and on the SCORE website http://www.TruthAboutAIGI.com, Mr. Boyce is currently involved in a lawsuit filed by AIGI alleging defamation of the company's character. This lawsuit (Cause number 2001-63909) was filed December 14, 2001 in Harris County, Texas District Court, 55th Judicial District on behalf of the Corporation, by the current AIGI Board of Directors and alleges that Richard G. Boyce has committed certain alleged acts of defamation, tortuous interference, and conversion of assets, conspiracy and breach of fiduciary duties toward the Corporation. Mr. Boyce has subsequently filed an answer to these allegations against AIGI for defamation of his character. The suit requests both actual and exemplary damages as to be determined at trial. The case is currently undergoing discovery by all parties and no trial date has yet been set.

Mr. Boyce, in a subsequent filing on March 08, 2002 pursuant to Cause number 2001-63909, filed an original third party petition requesting that John W. Adair, Jalal Alghani, Vivian Llerena Quintero, Adel Alzamir and the Alghani Investment Group, Inc. ("AIG, Inc.") be named as Third Party Defendants in that case. The court granted this petition. The petition alleges fraud and conspiracy to defraud by the Defendants who have each participated in a scheme and course of business that was operated to deliberately deceive Mr. Boyce and other investors by disseminating false information and misleading statements, including concealing materially adverse facts about the Corporation. The suit requests both compensatory and exemplary damages as to be determined at trial. The case is currently undergoing discovery by all parties and no trial date has yet been set.

In addition, Mr. Boyce is also involved in a lawsuit filed by AIGI against Occidental, Richard G. Boyce, Gene L. Ackerman and David C. Crandall (Civil action H-01-3984) in the United States District Court for the Southern District of Texas, Houston Division in counter action to the lawsuit filed against the Corporation by Occidental and Saba regarding the default of the Corporation's interest in Yemen Block 20. This suit alleges that Occidental acted to remove AIGI as the Project Operator and acquire the Corporation's interest in the Yemen Block 20 project contrary to the terms of the operative agreements. As part of that effort, the suit alleges, Occidental acted in concert with former AIGI employees, Mr. Boyce, Mr. Ackerman and Mr. Crandall who allegedly conspired with Occidental to assist in this regard for their own personal gain. Causes of action cited in the lawsuit include breach of fiduciary duties, tortuous interference, usurpation of corporate opportunity, misappropriation and/or conversion of corporate assets and conspiracy. The suit requests both actual and exemplary damages as to be determined at trial. The case is currently undergoing discovery by all parties and no trial date has yet been set.

In a separate legal action, shareholders L. Bruce Hinton and Billie Turmenne have filed a lawsuit naming, John W. Adair, Jalal Alghani, Vivian Llerena Quintero, Adel Alzamir and the Alghani Investment Group, Inc. as Defendants. The suit alleges fraud by the Defendants who have each participated in a scheme and course of business that was operated to deliberately deceive the Plaintiffs by disseminating false information and misleading statements, including concealing material adverse facts about the Company. The lawsuit (file number 2002-03286) was filed in the 80th Judicial District Court in Harris County, Texas.

Plaintiffs in the lawsuit are Mr. L. Bruce Hinton, a citizen of the State of Texas and Ms. Billie Turmenne, a citizen of the State of Alabama. Plaintiffs allege that the scheme employed by the Defendants deceived them and the general investing public regarding AIGI's business, its finances and the intrinsic value of its common stock which caused the Plaintiffs to accept AIGI stock in lieu of compensation, to purchase AIGI's common stock at artificially inflated prices and encouraged them to continue ownership of AIGI stock.

On January 30, 2002 Richard G. Boyce filed a petition with the court to intervene as an additional plaintiff in the lawsuit brought by these shareholders.. The court granted this petition. The suit requests both actual and exemplary damages as to be determined at trial and is currently undergoing discovery by all parties. No trial date has yet been set.

John A. Brush / Director

Nominated by the SCORE Group to serve as a Director for the Corporation, Mr. John A. Brush has agreed to be named in this Proxy statement and has agreed to serve in the capacity as Director if elected by the AIGI shareholders. While new to the AIGI shareholders, Mr. Brush brings the experience and depth of a distinguished twenty-one year career in oil and gas law to the AIGI Board of Directors.

Mr. Brush has been employed for approximately a year as Senior Contracts Administrator for Computer Sciences Corporation located in Houston, Texas. Computer Sciences Corporation ("CSC") is a large information technology corporation that is a leader in the field of outsourcing information technology to a worldwide client base.

Prior to joining CSC, Mr. Brush was in private legal practice for five years. His clients included large and small oil and gas exploration and production companies, entrepreneurs and foreign government agencies. Earlier, Mr. Brush served as Vice President and General Counsel for Forcenergy Inc. While serving in this capacity, Mr. Brush designed and implemented corporate contract litigation strategies and managed day to day legal issues on a corporate level that included coordination of multiple outside legal firms in a wide variety of cases. In addition, Mr. Brush evaluated government marketing, transportation and royalty regulations that had a significant impact on company operations and profitability. During his tenure at Forcenergy, Mr. Brush coordinated a $60 million dollar initial public offering ("IPO") of the company's stock and simultaneously coordinated the merger of the company with a privately held independent oil company.

Mr. Brush has extensive experience in business development activities having worked over nineteen years with several premier independent oil and gas companies including Apache Corporation, Hamilton Brothers Oil Co., The Superior Oil Company and Michigan Wisconsin Pipe Line Company. Areas of experience in this environment include dealing with multinational corporations, various U.S. and foreign government agencies and ministries, opposing counsels, co-venturers, insurers and financial institutions. Mr. Brush's legal experience during this time include joint operating agreements, oil and gas exploration concessions, natural gas, oil, sulfur and liquids sales royalties, processing plant agreements, joint bidding agreements, farmout agreements, settlement agreements, public offerings and private financing, risk management including hedging strategies, acquisitions, divestitures and mergers. Mr. Brush, also has extensive experience marketing oil, natural gas, liquids and sulfur in the United States, Asia, Canada and Europe, having been responsible for marketing over 12,500 barrels of crude oil and 120 million cubic feet of gas production daily that generated annual revenues in excess of $175 million dollars.

In addition to his domestic experience, Mr. Brush's international experience includes review and negotiation of deals in Albania, Aruba, Australia, Bangledesh, Belize, Brazil, Canada, Cameroon, Chile, Croatia, Dagastan, Ecuador, Egypt, England, Equatorial Guinea, Eritrea, Gabon, Ghana, India, Indonesia, Malaysia, Netherlands, Norway, Peru, Scotland, Suriname, Thailand, Turkey and Venezuela.

John A. Brush graduated from the South Texas College of Law, Houston, Texas with a Juris Doctorate Degree. Mr. Brush completed his undergraduate studies at the University of Michigan, receiving a Bachelor of Arts degree in Political Science. Mr. Brush has been admitted to the State Bar of Texas and is a member of the American Bar Association and the Houston Bar Association. He is also a member of the American Corporate Counsel Association, the American Association of Professional Landmen, the Association of International Petroleum Negotiators, the Natural Gas Association of Houston and New Orleans and the Houston Producers Forum.

Pursuant to the disclosure requirements under Item 401 of Regulation S-K of the Securities Act of 1933, the Securities Exchange Act of 1934 and Energy Policy and Conservation Act of 1975, during the previous five years, Mr. Brush has not made a personal or corporate petition for protection under either Federal or State bankruptcy laws. Mr. Brush has not been convicted in any criminal proceedings either past or pending. Mr. Brush has never been the subject of any order, judgment or decree relating to his engaging in any business, including, but not limited to any activities regarding the sale or purchase of any security or commodity regulated by either Federal or State authorities.

Charles R. Close / Director

Nominated by the SCORE Group to serve as a Director for Adair International Oil & Gas Inc., Mr. Charles R. Close has agreed to be named in this Proxy statement and has agreed to serve in the capacity as Director if elected by the AIGI shareholders. While new to the AIGI shareholders, Mr. Close will provide extensive financial and accounting experience and expertise specific to the energy business to the AIGI Board of Directors.

Mr. Close is the owner of Close & Associates, a Certified Public Accounting practice located in Houston, Texas that specializes in the energy industry. Mr. Close has been continuously employed in that practice for nine years. The business activities of Close & Associates focus on tax financial reporting issues, federal and state tax planning and compliance, transaction analysis and support, and federal and state audit support for several large public independent oil and gas companies and drilling and oilfield service companies. Close & Associates also provides full financial support for a privately owned energy service company, including the oversight and preparation of the daily accounting operations, preparation of the monthly financial package, preparation of annual operating budgets, and management of working capital. Other management duties include business development, contract negotiations, and strategic planning.

Prior to starting Close & Associates in 1993, Mr. Close enjoyed a successful tenure at Price Waterhouse in Texas. During his time at Price Waterhouse, Mr. Close advanced from the position of Staff Accountant through the positions of Consultant, Manager and ultimately served as the Senior Tax Manager in the Petroleum Industry Services Group. Responsibilities included tax planning, consultation and compliance for large oil and gas exploration and production companies and for a wide variety of oil field service companies.

Mr. Close graduated from the University of Texas in 1980 with a Bachelor's Degree of Business Administration (Accounting) and is a Certified Public Accountant. He is an active member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants.

Pursuant to disclosure requirements under Item 401 of Regulation S-K of the Securities Act of 1933, the Securities Exchange Act of 1934 and Energy Policy and Conservation Act of 1975, during the previous five years, Mr. Close has not made a personal or corporate petition for protection under either Federal or State bankruptcy laws. Mr. Close has not been convicted in any criminal proceedings either past or pending. Mr. Close has never been the subject of any order, judgment or decree relating to his engaging in any business, including, but not limited to any activities regarding the sale or purchase of any security or commodity regulated by either Federal or State authorities.

BUSINESS PLAN

The SCORE Group has developed a Business Plan to recapitalize and revitalize the Corporation. The main objective of the Business Plan will be to succeed in developing the Corporation into a balanced energy company comprised of interests in oil and gas production and electrical power generation. The following Business Plan references specific projects and strategies. The SCORE Nominees for the Board of Directors if elected will modify this Business Plan subject to their fiduciary duties to the AIGI shareholders.

Financing

The Corporation currently has negative cash flow and no real prospects for near term income. The SCORE Group has determined that a short-term debt instrument would best provide the necessary capital for investment in those elements of the Business Plan that can provide near term income. Preliminary discussions have been held with several energy financing groups regarding use of the Corporation's interest in the Teawaya Energy Center as collateral for a short-term loan of up to $5,000,000. Contingent on a complete "Change of Management", these groups have indicated their willingness to negotiate a firm commitment. Due to the uncertainties of the negotiation process, the material terms of such financing arrangements ultimately might not be acceptable to the Board of Directors, and therefore, there is risk that this financing may not be obtained.

Producing Property Acquisition - Gulf of Mexico - Offshore South Louisiana

Negotiations have been conducted between the SCORE Group and a privately held company in Houston, Texas that operates a gas-producing platform in the Gulf of Mexico. Contingent upon a complete "Change of Management", preliminary discussions have focused on strategies utilizing this property to revitalize the Corporation. Initial discussions have centered on the concept of AIGI earning an equity interest in the property by providing capital for drilling. It is anticipated that a portion of the debt financing discussed above would be utilized to drill and complete new wells. The cash flow developed by this investment should then be sufficient to retire the debt, cover overhead costs and provide working capital for the Corporation. Pending the "Change of Management" and once financing is secured, this project can be underway expeditiously with drilling proposed to commence within three months of closing. Due to the uncertainties of the negotiation process, the final terms of this project ultimately might not be acceptable to the Board of Directors, and therefore, there is risk that this project may not be obtained.

Teawaya Energy Center - Torres Martinez Reservation - California

The Calpine Corporation ("Calpine"), developer of the Teawaya Energy Center under a site development agreement with AIGI has announced that the essential elements of the project are now approved and permitted, however Calpine has placed on hold the construction of thirty four projects in advanced stages of development, including the Teawaya project.

Development of these projects will continue until they are ready for construction, at which point they will be placed on "hot standby" status pending further review. Calpine has stated publicly that construction of these projects will proceed when there is an established market need for additional electricity generating resources at prices that will allow Calpine to meet its established investment criteria, including return on equity capital.

Calpine continues to believe that the long-term need for new power plants will be significant, particularly as the national economy recovers and older, less efficient generating assets need to be replaced. As market conditions improve, Calpine intends to proceed with construction of its advanced development projects if economically feasible.

The site development agreement between Calpine and AIGI requires no capital contribution on behalf of AIGI towards the construction of the project. At such time as Calpine determines that the Teawaya Energy Center will be built, the Corporation will receive a cash bonus of $1,000,000, payable in two installments: $500,000 at the financial closing of the project, and $500,000 upon the commercial operation date. Once the plant is producing electricity, the Corporation will receive revenues based on a sliding scale royalty interest that ranges between 3.0% and 4.0% of the earnings before interest, taxes, depreciation and amortization for a period of twenty years. The Teawaya project is currently designed to produce 600 megawatts daily. The value of the royalty interest is difficult to calculate due to the uncertainty of predicting the actual sales price of electricity at an unknown point in time in the future. In addition to receiving revenue from the royalty interest, the Corporation has an option to negotiate a long term Power Purchase Agreement ("PPA") with Calpine that affords AIGI the opportunity to purchase for resale, up to 20% of the project's electrical output at a discount to the prevailing market price. While the value of this option can be deemed to be "substantial", exact figures are difficult to estimate due to the uncertainty of the final terms of the Power Purchase Agreement that will be agreed upon with Calpine, and the uncertainty of what the sales price for electricity will be in the future.

The SCORE Nominees if elected intend to hire management with demonstrated capabilities in power development to negotiate and finalize the PPA with Calpine.

Block 20 - Exploration Project - Republic of Yemen

In April 2000, Adair Yemen, Occidental, Saba and YICOM signed a Production Sharing Agreement ("PSA") with the Ministry of Oil in Yemen for exploration rights in Yemen Block 20. Adair Yemen was named the project Operator by the partners for the project's first exploration phase. In September 2000, the PSA was ratified by Yemen's Parliament and was signed into law by the President of Yemen. At that time, Adair Yemen opened an office in the capital city of Sana'a, Yemen, and under Mr. Boyce's leadership began to conduct an aggressive exploration program which included the reprocessing of 1,500 kilometers of existing 2D seismic data and the acquisition of 550 square kilometers of new 3D seismic data.

Owing to the fact that a Letter of Credit, required by project agreements was not posted in a timely fashion by the Corporation while under the sole financial management of John W. Adair and Jalal Alghani, the current Directors and Officers of the Corporation, Adair Yemen suffered financial default on their previously agreed commitments to the project. As a result, in April 2001, Adair Yemen was replaced as the project Operator, sacrificing the Corporation's only cash flow. Further, as a result of the financial default, the Corporation currently stands to lose its entire 30% participating interest in the project. This participating interest is now the subject of a lawsuit filed by project partners Occidental and Saba which is seeking reassignment of Adair Yemen's interest in the project to the other two parties as a result of the Corporation's financial default under terms of the partnership's operating agreement, the Joint Management Agreement ("JMA"). As is required by the JMA, this lawsuit was filed with the International Chamber of Commerce in Paris, France for settlement by arbitration. In a subsequent legal action, the AIGI current management filed a counter suit alleging that Occidental and certain former Adair Exploration employees previously mentioned acted in a "conspiracy" to cause the Corporation to lose their participating interest in Yemen Block 20.

While all matters involving the Yemen Block 20 are currently under litigation, and for that reason direct communication between all parties involved is limited due to legal liability, the SCORE Group believes that reasonable parties participating in any business venture would prefer to conduct business rather than tie up their assets and time with lengthy lawsuits. Consequently, the SCORE Group believes that once AIGI undergoes a complete "Change of Management" and secures a stronger financial foundation, the Yemen Block 20 interest can be retained for the benefit of the Corporation's shareholders, by approaching the Yemen Block 20 partners to consider a negotiated resolution in the best interest of all involved, wherein all parties agree to drop pending litigation and move on with exploration drilling. Due to the uncertainties of the negotiation process, there is no certainty that these negotiations will be successful or that the Corporation can retain this interest.

The SCORE Group Business plan includes certain forward-looking statements. The forward-looking statements reflect the SCORE Group's expectations, objectives and goals with respect to future events and financial performance. They are based on assumptions and estimates, which they believe are reasonable. However, actual results could differ materially from anticipated results. Important factors that may impact actual results include, but are not limited to commodity prices, political developments, legal decisions, market and economic conditions, industry competition, the weather, changes in financial markets and changing legislation and regulations. The forward-looking statements contained in this report are intended to qualify for the safe harbor provisions of Section 21E of the Securities and Exchange Act of 1934, as amended.

In the event that this Proxy solicitation is unsuccessful and the current AIGI management retains control of the Corporation, the SCORE Group believes that there will be nothing of value left within the Corporation to warrant additional efforts to remove management through shareholder voting processes. As such, the SCORE Group will determine at that time the best course of action in pursuit of our mission as Shareholders Committed to Restoring Equity in the Corporation.

WE NEED YOUR HELP

Following Your Review of the Evidence Posted on the SCORE website http:/www.TruthAboutAIGI.com
If You Agree the Way to Preserve Your Investment in AIGI is to Restore Responsible Corporate Governance

Support this Change of Management!

PLEASE VOTE YOUR PROXY IMMEDIATELY

Send in the Attached Ballot or Call Your Stockbroker and Ask Him to Vote Your Shares in Support of the SCORE Nominees

SCORE
"Shareholders Committed TO Restoring Equity"

Toll Free in the USA	866-726-7477
In Houston	713-965-0413
Email	SCORE@TruthAboutAIGI.com
Website	http:/www.TruthAboutAIGI.com

THIS PROXY IS SOLICITED ON BEHALF OF THE
SCORE GROUP, INC.
IN SUPPORT OF THE SCORE NOMINEES
TO ELECT AN ENTIRELY NEW BOARD OF DIRECTORS

FOR
ADAIR INTERNATIONAL OIL AND GAS, INC.

THIS IS NOT A SOLICITATION ON BEHALF OF OR IN SUPPORT OF
THE COMPANY'S CURRENT BOARD OF DIRECTORS

PROPOSAL TO ELECT AS DIRECTORS of Adair International Oil and Gas, Inc. (the "Corporation"), the SCORE Nominees as the entire Board of Directors of the Corporation to serve for a one-year term or until their successors are elected and shall qualify.

ITEM 1: ELECTION OF DIRECTORS

Nominees	Vote For	Witheld
Richard G. Boyce
John A. Brush
Charles R. Close

This Proxy is hereby granted by _________________________________________(please print your name as it is "of record") who is the beneficial owner of ________________________________________________shares (indicate the number of shares you controlled as of May 1, 2002) and is effective as of the date signed and herein executed. This Proxy is irrevocable and shall remain valid for such time as is necessary for it to be voted at the Annual General Meeting of the Shareholders. All shares represented by this Proxy will be voted in accordance with the choice made by the shareholder. In the event that the Corporation or other AIGI shareholders properly present other proposals for consideration by the Corporation's shareholders, this Proxy shall grant discretionary authority to the SCORE Group to vote on those additional proposals without restriction. Pursuant to Article 2.11 of the Bylaws of the Corporation this Proxy is no longer valid after eleven months from the date of its execution. All shares represented by this proxy will be voted in accordance with the choice of the security holder.

Signature (s)_____________________________Signature(s)____________________________Date_____________________
NOTE: Please sign as your name appears on the official record. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

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This Proxy solicitation includes certain forward-looking statements. The forward-looking statements reflect the SCORE Group's expectations, objectives and goals with respect to future events and financial performance. They are based on assumptions and estimates, which they believe are reasonable. However, actual results could differ materially from anticipated results. Important factors that may impact actual results include, but are not limited to commodity prices, political developments, market and economic conditions, industry competition, the weather, changes in financial markets and changing legislation and regulations. The forward-looking statements contained in this report are intended to qualify for the safe harbor provisions of Section 21E of the Securities and Exchange Act of 1934, as amended.

For questions regarding this Proxy, contact:

SCORE
"Shareholders Committed TO Restoring Equity"

Toll Free in the USA	866-726-7477
In Houston	713-965-0413
Email	SCORE@TruthAboutAIGI.com
Website	http:/www.TruthAboutAIGI.com

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Detach this Page, Sign and Return as Soon as Possible to:

_______________________
_______________________
_______________________

SCORE Group, Inc.
P.O. Box 131534
Houston, Texas 77219-1534

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